Mail Stop 0308

January 6, 2005


VIA U.S. MAIL AND FACSIMILE

James F. Dempsey
W.S. Industries, Inc.
President and Chief Executive Officer
7630 Winston Road
Burnaby, B.C. V5A 2H4

				Re:	W.S. Industries, Inc.
					Form SB-2
					File No. 333-121044
					Filed December 7, 2004

Dear Mr. Dempsey:

      We have reviewed your filing and have the following comments.
	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      *	*	*	*	*	*	*	*	*	*	*



Form SB-2

General
1. Your disclosure indicates that you are a development stage company that intends to engage in the wine storage business. We note that you have a limited operating history, only one or two customers, revenues of approximately $1,000 and it appears that you have very little actual wine storage space.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or supplementally provide an explanation why
Rule
419 does not apply.
2. We are unable to locate any disclosure in your prospectus concerning Certain Relationships and Related Transactions. Please supplementally confirm that you have not had any transaction between you and your sole officer and director as defined in Item 404 of Regulation S-B. If so, please disclose such transactions.

Outside Front Cover of Prospectus
3. Please revise to ensure that your cover page does not exceed one page in length. Refer to Item 501(a) of Regulation S-B. As part of your revisions, we remind you that the prospectus cover page should be written in plain English and include only the information required by Item 501 and any other information key to an investment decision.
We may have further comments based upon your revisions
4. Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please either:

* remove the pricing and proceeds table and simply state that, since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $0 to $_____ after expenses, or

* revise the table to show the aggregate price and proceeds to the company assuming that 25%, 50% and 100% of the shares are sold.

In either event, clearly disclose that, since there is no minimum amount of shares that must be sold, you may receive no proceeds or very minimal proceeds from the offering. Please also revise similarly, and expand upon these points, in the Use of Proceeds section.


Table of Contents, page 4
5. Please consider revising your Table of Contents to provide a shorter description of the Risk Factors.
The Company, page 6
6. Please revise your disclosure to add a short description of your business.
7. Prominently disclose on the first page of your prospectus summary that your auditors have raised substantial doubt as to your ability to continue as a going concern and also disclose your net losses to date.
8. Please add your phone number.

Risk Factors, pages 7-12
9. You should present your Risk Factors in a manner that is easy for an investor to understand. Accordingly, you should organize your Risk Factor disclosure to group similar risks together. In this regard, Risk Factors typically fall into three general categories:
Industry risk - risks companies face by virtue of the industry they are in. Company risk - risks that are specific to the company. Investment risk - risks that are specifically tied to an investment.
Please revise your Risk Factors section accordingly.
10. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

* The operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design life. This could cause us to fail in our business, cease operations, and you may lose your entire investment, page 9.

* The failure of our business and operations support systems to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures. This could cause us to fail in our business, cease operations, and may lose your entire investment, page
10.

* Intellectual property and proprietary rights of others could prevent us from using necessary technology. If we are unable to use necessary technology, this could cause us to fail in our business, cease operations, and may lose you entire investment, page 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.
11. We note that on page 25 in your discussion of your Results of Operations you indicate that you have contracted for the full capacity of your current wine storage facility and are currently looking for more space. You may wish to consider including this as a risk factor.
12. Similarly, we note that your storage facility lease is for a term of one year. You may wish to consider including this as a risk factor.
13. Our Management Will Devote Limited Attention To Our Business Operations And This May Limit The Development Of Our Business And We
May Fail In Our Business, Cease Operations And You May Lose Your Entire Investment, page 7.

It appears that your disclosure relates to the amount of time Mr. Dempsey can devote to the business on a weekly basis. If true, please revise to state the amount of time is on a weekly basis.
If
not true, disclose the basis for amount of time Mr. Dempsey can devote; e.g. five hours a month?
14. No Independent Marketing Studies Have Been Made To Confirm the Commercial Demand for Our Services, page 9.
Eliminate the language in the body of the risk factor indicating that you believe there is substantial demand for your services since it mitigates the point of the risk.
15. If The Securities Do Not Meet Blue Sky Resale Requirements,
You
May Be Unable To Resell Your Securities, page 9.
In the body of your risk factor you state that you are intending to meet the Blue Sky requirements of Washington and Nevada. While in other parts of your prospectus you state that you will meet the Blue
Sky requirements of Texas as well. Please reconcile. Also, please provide us with analysis of why you believe that this is a risk factor for potential purchasers as you have stated that you will only sell securities in states in which you have complied with the Blue Sky regulations.
In addition, please review your entire prospectus to reconcile your disclosures concerning the states in which you are intending to meet their Blue Sky requirements. For example, in footnote three in your
Use of Proceeds disclosure you state that you only plan to qualify your securities under the Blue Sky laws of Washington and Nevada. However, on page 16 in the last full paragraph you state that you intend to seek qualification in Washington, Texas and Nevada.
16. We Depend On Our Management And, If We Lose Their Services,
Our
Ability To Manage The Day-To-Day Aspects Of Our Business Will Be Weakened. We May Not Be Able To Hire And Retain Qualified Personnel,
Which Could Adversely Affect Our Operating Results. Thus, We May Fail In Our Business, Cease Operations, and You May Lose Your Entire
Investment, page 10.
Please revise this risk factor to disclose, if true, that your sole officer will spend five hours a week on the business.

Use of Proceeds, page 12
17. It is unclear why the disclosure of expenses in this section is different than those disclosed in Item 25. Regardless, in your Use of Proceeds disclosure you should not deduct fees to be paid to a broker-dealer as you will not be employing a broker-dealer.
Please
make corresponding changes to your Application of Proceeds chart.
18. Please ensure that the detailed line items you discuss in the application of proceeds table are consistent with the nature and amount of the expenses described in Plan of Operation on page 24. For example, the application of proceeds table lists $20,000 for website development, while your page 24 disclosure appears to show website development expenses of $28,000. If the apparent discrepancies are due to amounts required for your plan of operations exceeding offering proceeds raised, please expand your Management`s
Discussion and Analysis to clarify the expected source of the necessary additional funds.
19. We note your disclosure concerning working capital in footnote
4.
As you presently have very little working capital or income, it appears that the proceeds from the sale of your securities would first go to working capital and then to sales and marketing, website development, marketing etc... Please revise and expand your disclosure accordingly or explain why this is not the case.

Determination of Offering Price, page 13
20. Please revise to more clearly disclose how you determined the offering price. The existing disclosure states that it was arbitrarily determined. Please clarify how the four factors you cite contributed to your offering price determination. Also, please tell us - with a view towards disclosure - whether your recent private placements at .01 cent per share in June 2004 and .20 cents per share in July 2004 contributed to your offering price determination.

Selling Security Holders, pages 13-16
21. We note in footnote one on page 16, that you state in part "None of the individual shareholders are affiliated, directly or indirectly, with any other shareholders..." However, we note that several of the selling securities holders hold the same last name and that three of the selling security holders have the same last name as the sole officer and director of the company. Please revise or advise.
22.
Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Hewitt
Enterprises Corp. and S.J. Securities Ltd.

Dilution of the Price You Pay for Your Shares, page 17
23. Please remove the line item "Price per share" each time it appears under the heading "Existing Stockholders If..." as it appears to be duplicative of the line item "Net tangible book value per share
before offering" and could easily be confused with the price per share of the offering. Alternatively, you could include the $0.20 offering price per share within this line item instead of the $0.0012 figure, and clearly label it offering price per share.

Capitalization, page 19

24. It is unclear why you include current liabilities in your capitalization table. Generally, a capitalization table only includes capitalization in the form of debt and equity. Please remove the current liabilities line item from the table or tell us why you feel current liabilities should be included.

25. It is unclear why the "Total Capitalization" line item does not include the impact of the accumulated deficit since inception.
Please include the impact of the accumulated deficit since inception in the "Total Capitalization" line item or tell us why you feel it should be excluded from the total.

Management`s Discussion and Analysis or Plan of Operation, page 20
26. Please disclose whether you have any off balance sheet arrangements. Refer to Item 303(c) of Regulation S-B.

Critical Accounting Policies, page 22
27. Your discussion of revenue recognition appears to discuss matters not relevant to the company`s operations such as shipment of product, installation and customer acceptance, passage of title, repairs, warranty costs, etc. Please delete your existing disclosure and replace it with a brief discussion of the revenue recognition policies applicable to the company.
28. On page 22, you mention that your "intangible assets consist of goodwill, product and technology rights, engineering and design costs, and patent costs." Based on review of your balance sheet, it does not appear that you have any intangible assets and your disclosure of intellectual property (IP) on page 29 indicates that you have no IP except for your web domain name. Please remove the disclosure of goodwill and other intangible assets from your critical accounting policies, or tell us why your disclosure is necessary.


Plan of Operation, page 23
29. Since your offering is being completed on a "best-efforts"
basis,
you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the three scenarios discussed elsewhere in your filing.  Please revise your disclosure to
address
how the company intends to satisfy its liquidity needs over at least
the next 12 months under at least the 50%, 75% and 100% offering levels. If you do not anticipate that offering proceeds of less than
100% will be sufficient to fund operations for at least the next
12
months, please discuss how management intends to finance operations.
30. In Note 2, you disclose that your functional currency is the Canadian dollar. In accordance with paragraph 22 of SFAS 130, please disclose comprehensive income and its components, including foreign currency translation adjustments, or tell us why no such disclosure is necessary.

Description of Business, page 25
General
31. We note in this section, in your Plan of Operations and in your
Government Regulation Issues that your disclosures provides a great amount of detail information concerning the Internet, the development of your webpage, the upgrades that will be necessary to your webpage as you expand and your marketing on the Internet. We also note the emphasis in your prospectus on providing information to consumers via your website and in developing contacts with wine companies and wine storage companies, so called "alliances." These disclosures are confusing and inconsistent if your business is wine storage. Is your webpage your actual business? Alternatively, are you going to subcontract wine storage services from third parties or be a middleman for the storage of wine? If so, please revise your prospectus to make clear that this is the nature of your business. If not, you may wish to revise your prospectus to make clearer that you are in the wine storage business.

Principal Products and Services, page 25
32. On page 26 it appears in the first two paragraphs of your disclosure that you have leased space for your wine storage operations and then sub-leased that space to another entity. This disclosure is confusing as you state in your prospectus that you have fully contracted your wine storage facility. Please clarify to disclose whether you have any space for your operations.



Customer Base, page 29
33. You disclose that you have two customers. However, your Management`s Discussion and Analysis states that you have one customer. Please reconcile these disclosures.
Government Regulation Issues, page 29
34. We note your discussion mainly concerns the regulations that impact the Internet. However, as you are a wine storage company it would appear that some discussion of the regulation of alcohol might
be relevant.   For example, in the United States some states have
regulations concerning the transportation of alcohol into their state. Presently, you have one storage location in Canada. Do Canadian provinces have similar laws? Do you plan to expand beyond
Canada into the United States? If so, would you have storage facilities in the United States or would you transport the wine across the Canadian border to the United States? Are there laws that regulate the transportation of alcohol across the Canadian border into the United States? You may wish to consider revising your disclosure to discuss such laws or regulations and if material, include a risk factor addressing these issues.
Common Stock, page 32
35. In this section you make reference to the rights of holders of preferred stock. However, it does not appear that your By-laws and
Articles presently authorize the issuance of preferred stock.
Please
revise.
Plan of Distribution by the Company; Terms of the Offering, pages
33-
25
36. We note on page 35 in the third paragraph, you state that you will hold investment meetings in various states where the offering will be registered. Please supplementally explain what type of meetings these will be, when they will occur, and who will participate. Further, please describe and provide us with copies of any written materials that will be distributed.

Where You Can Find More Information, page 36
37. Please include the SEC reference room`s toll free number in your disclosure.

Note 1. Nature and Continuance of Operations, page 43
38. Please tell us what consideration you gave to the disclosure suggestions of AU 341.10 of the AICPA Professional Standards, given your auditor`s conclusion that there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. We may have further comments.

39. Please disclose your fiscal year-end.

Prospectus Back Cover
40. Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with 502(b) of Regulation S-B.

Part II
Exhibit 23 - Consent of Amisano Hanson
41. An updated signed consent should be filed as an exhibit with each amendment to your Form SB-2. Please have your auditors revise their consent in Exhibit 23 to read "Consent of Independent Registered
Public Accounting Firm."

	*	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Blume, Accountant at (202) 824-5455 or in his absence, George Oshiek, Accounting Branch Chief (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney at (202) 942-2868, David Mittelman, Legal Branch Chief at (202) 942-1921, or me at (202) 942-1900 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director




cc:	Michael J. Morrison, Esq.
	Via FAX (775) 827-6311

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James F. Dempsey
President and Chief Executive Officer
Page 10